NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Monday, December 24, 2007

Contact:

Investor Relations

(No. 2007-12-20)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Uranium Completes Merger with Bayswater

Vancouver, British Columbia – December 24, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I)  (the “Company”) is pleased to announce that it has completed its merger with Bayswater Uranium Corporation (“Bayswater”) by way of a Plan of Arrangement (the “Arrangement”).  The Company has amalgamated with a wholly owned subsidiary of Bayswater to form a merged company that is wholly owned by Bayswater.  Bayswater will issue to former shareholders of the Company 0.65 of a Bayswater share for every one share of the Company such that the Company’s shareholders will become shareholders of Bayswater.  Additionally, Bayswater will issue Bayswater warrants and options to former holders of the Company’s warrants and options having terms adjusted in accordance with the conversion ratio applicable to the shares of the Company set out above.  The closing of the merger also resulted in two members of the Company’s management team being appointed to positions with Bayswater.  Praveen Varshney has been appointed as a director of Bayswater and Keith Laskowski has been appointed as Bayswater’s VP Exploration (USA).  The Company’s common shares are now delisted from trading on the Exchange as a result of the Arrangement.  The Company will file applications to cease to be a reporting issuer.

The closing of the merger came together in steps.  At the Special Meeting of the Company’s shareholders on December 18, 2007, 100% of the Company’s shareholders that exercised their vote, voted in favour of the special resolution approving the Arrangement with Bayswater.  On December 20, 2007, the Supreme Court of British Columbia ordered that the Arrangement was approved and declared that the Arrangement was fair to the Company’s shareholders.  The TSX Venture Exchange subsequently granted final approval of the Arrangement.  Over the next few weeks, the Company’s registrar and transfer agent, Pacific Corporate Trust Company, will mail out letters of transmittal to the Company’s shareholders, describing the process for exchanging share certificates of the Company for share certificates of Bayswater.

Detailed information about the Arrangement is included in the Company’s Information Circular filed on November 20, 2007 on the SEDAR website at www.sedar.com.  Pro forma financial information about Bayswater and the resulting issuer, assuming completion of the Arrangement, is included in the Company’s Information Circular.

“We are very pleased with the overwhelming support our shareholders have shown for this transaction,” commented Praveen Varshney, President of Northern Canadian Uranium Inc.  “Given Bayswater’s excellent technical team and complementary projects, the combined companies create a stronger uranium company with an impressive portfolio of advanced and early-stage properties in major uranium regions in North America and West Africa, as well as a large cash position to develop these outstanding assets.  We thank our shareholders for their support over the years and look forward to their continuing support as shareholders of Bayswater.”

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, C.A.

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca